Exhibit 99.1

Hong Kong Pharma Digital Announced Results of 2025 Annual Meeting of Stockholders

HONG KONG, Dec. 17, 2025 (GLOBE NEWSWIRE) -- Hong Kong Pharma Digital Technology Holdings Limited (NASDAQ: HKPD) (“HKPD” or the “Company”), a leading provider of over the counter (“OTC”) pharmaceutical cross-border e-commerce supply chain services in Hong Kong, today announced that all proposals at the Company’s 2025 annual meeting of stockholders held on December 12, 2025 local time were duly passed. The shareholders of the Company passed and approved the following proposals:

Proposal No. 1: The re-election of five directors, Chenyu Liang, Lap Sun Wong, Mike Yao Zhou, Jingyan Wu, Dr. Kam Leung Chan, each to serve until the 2026 Annual Meeting of Stockholders;

Proposal No. 2: The ratification of the appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026;

Proposal No. 3: The increase of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001.

Proposal No. 4: The re-designation and re-classification from ordinary shares of a single class to Class A ordinary shares and Class B ordinary shares.

Proposal No. 5: The approval and implementation of the Reverse Share Split and Share Consolidation of the Company’s issued and outstanding Ordinary Shares.

Proposal No. 6: The Company’s name be changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd” and the Company’s foreign name be changed from “港药数字科技控股有限公司” to “生研生物公司”.

Proposal No. 7: The fourth amended and restated memorandum and articles of association of the Company be adopted.

Proposal No. 8: The repurchase by the Company of 7,150,000 Class A Ordinary Shares registered in the name of TUTU Business Services Limited and issue of Class B Ordinary Shares;

Proposal No. 9: The adoption and approval of the Hong Kong Pharma Digital Technology Holdings Limited 2025 Equity Incentive Plan;

For the full text of the above proposals passed and approved at the 2025 AGM, refer to the Form 6-K furnished to the SEC on December 17, 2025.

About Hong Kong Pharma Digital Technology Holdings Limited

Hong Kong Pharma Digital Technology Holdings Limited offers two main categories of services: (i) OTC pharmaceutical cross-border e-commerce supply chain services through its Hong Kong subsidiary, Joint Cross Border Logistics Company Limited (“Joint Cross Border”), and (ii) OTC pharmaceutical cross-border procurement and distribution through its Hong Kong subsidiary, V-Alliance Technology Supplies Limited.

Through its engagement with OTC pharmaceutical suppliers, logistics companies, and merchants on Chinese e-commerce platforms, Joint Cross Border provides a convenient one-stop solution for Mainland Chinese customers seeking access to OTC pharmaceutical products outside Mainland China.

Joint Cross Border’s comprehensive service offerings include pre-consultation, product information review, procuring overseas OTC pharmaceutical products, enlisting products with the Hong Kong Department of Health, obtaining import and export permits, storing products, packaging, and arranging logistics and end-to-end delivery services for customers.

For more information, please visit the Company’s website: www.9zt.hk.

Forward-Looking Statements

All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this release. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement to reflect events or circumstances after the date of this release. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in our filings with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

Hong Kong Pharma Digital Technology Holdings Limited

Media Contact: andy@cell-yan.com

Investor Relations: stella @cell-yan.com